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                                                                       Exhibit 1

               Letter to Stockholders, dated December 23, 1998.*

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                                                               December 23, 1998

Dear Shareholders:

  I am pleased to inform you that on December 20, 1998, LeaRonal, Inc. ("LeaRonal" or the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Rohm and Haas Company ("Parent") and Lightning Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Parent, pursuant to which Purchaser is commencing a tender offer to purchase all of the issued and outstanding shares of Common Stock of LeaRonal at a purchase price of $34.00 per share in cash (the "Offer"). Following the successful completion of the Offer, Purchaser will merge with and into LeaRonal (the "Merger") and LeaRonal will become a wholly owned subsidiary of Parent. Each share of LeaRonal Common Stock not purchased in the Offer or otherwise owned by Parent will be converted in the Merger into the right to receive $34.00 per share in cash.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the attached
Schedule 14D-9, including, among other things, the opinion of The Beacon Group Capital Services, LLC, the Company's financial adviser, to the effect that the purchase price of $34.00 per share in cash in the Offer and the Merger is fair from a financial point of view to the holders of the Company's shares.

  In addition to the attached Schedule 14D-9, enclosed is an Offer to Purchase, dated December 23, 1998, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

  On behalf of your Board of Directors, I thank you for your support.

                                       Sincerely yours,

                                       Ronald F. Ostrow
                                       President and Chief Executive Officer